UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 22, 2021

(Date of Report (Date of earliest event reported))

Nico Echo Park, Benefit Corp.

(Exact name of issuer as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1115 W. Sunset Blvd #702, Los Angeles, CA	90012
(Address of principal executive offices)	(ZIP Code)

(855) 300-6426

(Issuer’s telephone number, including area code)

Class L Common Stock

Class NL Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Fundamental Changes

On November 11, 2021, Nico Echo Park, Benefit Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among The Neighborhood Investment Company (Nico), Inc. (the “Parent”), Neighborhood Acquisitions I, LLC (the “Merger Sub”), and the Company pursuant to which the Merger Sub will merge with an into the Company, with the Company as the surviving entity (the “Merger”), following the approval of the Merger by the Company’s stockholders at a special stockholder meeting to be held on November 22, 2021 (the “Stockholders’ Meeting”). Under the terms of the Merger Agreement, should the Company’s stockholders approve the Merger, each share of Class L Common Stock and Class NL Common Stock of the Company (collectively, the “Common Stock”) will be converted to the right of the stockholder to receive a cash payment of $10.01, after which the Common Stock will be canceled and cease to exist. A copy of the Merger Agreement is attached as Exhibit 1.

On November 22, 2021, the Merger was approved by the Company’s stockholders during the Stockholders’ Meeting.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Information Statement. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Exhibit 1 Agreement and Plan of Merger by and among The Neighborhood Investment Company (Nico), Inc., Neighborhood Acquisitions I, LLC, and Nico Echo Park, Benefit Corp. (incorporated by reference to the copy thereof filed with the Company’s Form 1-U on November 12, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	Nico Asset Management, LLC
Its:	Manager

By:	/s/ Max Levine
Name:	Max Levine
Title:	Chief Executive Officer

Date: November 29, 2021